Exhibit (a)(l)(h)

January 30, 2004

     We urge you to read this letter and the enclosed documents carefully, as they apply to all unitholders, even if you have already delivered a Consent Form to our depositary and even if you have already tendered your Units to us or to Kalmia.

WE HAVE AMENDED OUR OFFER TO PAY YOU $735 PER UNIT
AND REVISED OUR CONSENT SOLICITATION

Dear Investor:

     We are writing to inform you that we, Starwood Hotels & Resorts Worldwide, Inc. and our subsidiary, WHLP Acquisition LLC, have amended our offer to purchase all of the units of limited partnership interest in Westin Hotels Limited Partnership and our concurrent consent solicitation to, among other things:

•	Increase the offer price for all the units to $735 per unit, less the amount of any cash distributions made or declared with respect to the units on or after January 1, 2004;

•	Amend the conditions to our offer to, among other things:

•	Eliminate the condition that a majority of the units be tendered in our offer;

•	Eliminate the condition that we receive valid consents from limited partners who collectively hold more than 50% of the units to the proposals in the consent solicitation; and

•	Eliminate the condition that the proposed amendments to the Partnership Agreement be in full force and effect;

•	Extend the Expiration Date for the offer and consent solicitation to 5:00 p.m., Eastern time, on February 6, 2004, unless further extended; and

•	Amend the terms of the proposals for which we are seeking your consent so that the transfer restrictions in the Partnership Agreement will not apply to our amended offer.

     All of these changes, as well as other important terms of our offer and consent solicitation, are described in the enclosed Supplement, which you should read carefully.

WE URGE YOU TO TAKE ACTION NOW

     We urge you to seriously consider tendering your units and delivering your consents to us after consulting with your financial and tax advisors and considering the information set forth in the enclosed Supplement, our Offer to Purchase and Solicitation Statement, which was previously mailed to you, and the enclosed blue Agreement of Assignment and Transfer and yellow Consent Form.

➢	YOUR VOTE IS IMPORTANT – Regardless of whether you have already delivered your Consent Form to us, if you wish to consent to any or all of the proposals, you must deliver your new yellow Consent Form to our depositary, American Stock Transfer & Trust Company, by facsimile (718-234-5001) or by mail, hand or other delivery (59 Maiden Lane, New York, NY 10038) on or before the Expiration Date. Your signature is all that is needed; no medallion signature guarantee is necessary on the Consent Form.

➢	If you have not yet tendered your units to Starwood and you wish to receive the $735 per unit offer price, you must complete the blue Agreement of Assignment and Transfer and deliver it to the Depositary at the address listed above on or before the Expiration Date. For the Agreement of Assignment and Transfer, both a medallion signature guarantee and the original document are necessary. However, your tender will be accepted if you fax back your completed Agreement of Assignment and Transfer on or prior to the Expiration Date and then mail us the original.

➢	If you have already tendered your units to Starwood, you will receive the new $735 per unit offer price without taking any further action. However, if you wish to consent to any or all of the proposals in the consent solicitation, you must still deliver the new, yellow Consent Form to the Depositary in the manner described above.

     We strongly believe our offer and consent solicitation represent a compelling opportunity for unitholders and our offer is superior to the pending offer by Kalmia for a number of reasons, including:

•	We are now offering $10 more per Unit than Kalmia;

•	We will pay you for units we accept for payment promptly after the expiration of our offer (subject to the possible pro rata reduction of units that we can purchase in the offer), except in limited circumstances described in the enclosed Supplement and then only as to a limited number of units (not to exceed 10%). In contrast, Kalmia has stated that it expects to delay payment for all units accepted in its offer until at least March 31, 2004; and

•	If certain events occur in our offer and consent solicitation, we intend to effect a back-end merger and to cash out all non-tendering unitholders at the $735 per unit offer price. Because Kalmia is not seeking consents to amend the Partnership Agreement and is not committing to effect a back-end merger, we believe, for the reasons set forth in the enclosed Supplement, that Kalmia cannot acquire more than approximately 38% of the units in its offer.

     If you have tendered to Kalmia and now wish to take advantage of Starwood’s increased offer, you can easily do so. To withdraw from the Kalmia offer, simply follow the instructions in Kalmia’s offer documents or use the PINK withdrawal form that we have enclosed in this mailing.

     If you have any questions, need additional copies of the Supplement, Offer to Purchase and Solicitation Statement, blue Agreement of Assignment and Transfer, yellow Consent Form or other documents, or need assistance completing the forms required to tender your units and consent to the proposals, please call our information agent, D. F. King & Co., Inc., toll-free at 1-888-605-1957.

Very truly yours,

Barry S. Sternlicht
Chairman and Chief Executive Officer of
Starwood Hotels & Resorts Worldwide, Inc.